Morgan Stanley Europe SE (MSESE)
SBSE-A: Schedule F - Section II
Registration with Foreign Financial Regulatory Authorities

Supplemental Document listing all Authorities, including those already submitted in
Schedule F for completeness

Authority Name	Authority Location
Australian Securities and Investments Commission (ASIC)	Australia
Financial Services and Markets Authority	Belgium
Ontario Securities Commission (OSC)	Canada
Alberta Securities Commission (ASC)	Canada
British Columbia Securities Commission (BCSC)	Canada
Manitoba Securities Commission (MSC)	Canada
New Brunswick Securities Commission (NBSC)	Canada
Newfoundland and Labrador (NL)	Canada
Nova Scotia Securities Commission (NSSC)	Canada
Prince Edward Island (PEI)	Canada
Quebec Autorité des marchés financiers (AMF)	Canada
Saskatchewan Securities Commission (SSC)	Canada
Czech National Bank (CNB)	Czech Republic
Danish Financial Supervisory Authority (DFSA)	Denmark
Estonian Financial Supervision and Resolution Authority (FSA)	Estonia
Autorité des Marchés Financiers (AMF)	France
The Federal Financial Supervisory Authority (BaFin)	Germany
The Federal Financial Supervisory Authority (BaFin) / Deutsche Bundesbank	Germany
Securities and Futures Commission (SFC)	Hong Kong
Hungarian Financial Arbitration Board (MNB)	Hungary
Commissione Nazionale per le Società e la Borsa (Consob)	Italy
Financial and Capital Market Commission (FCMC)	Latvia
Bank of Lithuania (LB)	Lithuania
Authority for the Financial Markets (AFM)	Netherlands
Financial Supervisory Authority of Norway (FSA)	Norway
Financial Supervision Authority (KNF)	Poland
Monetary Authority of Singapore (MAS)	Singapore
Financial Supervisory Service (FSS)	South Korea
Comisión Nacional del Mercado de Valores (CNMV)	Spain
Financial Supervisory Authority (FSA) Finansinspektionen	Sweden
Financial Supervisory Commission (FSC)	Taiwan
Financial Conduct Authority (FCA)	United Kingdom
Office of Gas and Electricity Markets (OFGEM)	United Kingdom